EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”) is made and entered into on September 30, 2022 by and between ONFOLIO, LLC, a Delaware limited liability company (“Buyer”) with a mailing address of 8 The Green, Dover, DE 19901, and Hoang Huu Thinh (“Seller”), with a mailing address of 66 Ngo The Lan, Da Nang, Vietnam.

WHEREAS, the Seller is engaged in the business of providing a suite of optimization, customization, privacy and security products and services for WordPress websites (“Business”), with the core business offerings consisting of (i) the WordPress plugin known as PREVENT DIRECT ACCESS available via the website that the domain name preventdirectaccess.com points to (“PDA Plugin”), and (ii) the WordPress plugin known as PASSWORD PROTECT WORDPRESS available via the website that the domain name passwordprotectwp.com points to (“PPWP Plugin”);

WHEREAS, the Seller wishes to sell and assign to the Buyer, and the Buyer wishes to purchase and assume from the Seller, substantially all of the Seller’s assets utilized in the operation of the Business, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the covenants and mutual agreement hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

I. TERMS OF AGREEMENT

1.1  Assets to be Sold by the Seller. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Seller agrees to sell and deliver to the Buyer, and the Buyer agrees to purchase from the Seller, free and clear of all encumbrances of any kind, all of the Seller's right, title and interest in, to and under all of the assets, properties and rights of every kind and nature related to the Business, whether real, personal or mixed, tangible or intangible (including goodwill), wherever located and whether now existing or hereafter acquired, other than the Excluded Assets (collectively, the "Acquired Assets"), including without limitation, the following:

(a)	The websites that the domain names set forth on Schedule 1.1 point to (collectively the “Websites”);

(b)	All content on the Websites (collectively the “Content”);

(c)	The PDA Plugin and the PPWP Plugin and the corresponding free versions of each plugin set forth at the domain names listed on Schedule 1.1 (collectively the “WP Plugins”)

(d)	All extensions associated with the WP Plugins including those set forth at the domain names listed on Schedule 1.1 (“WP Extensions” and, with the WP Plugins, collectively the “WP Suite”);

(e)	The software constituting the WP Suite (“Software”);

(f)	The Word Marks PREVENT DIRECT ACCESS and PASSWORD PROTECT WORDPRESS and all Word Marks used in WP Plugin Suite and the Business (collectively the “Word Marks”);

(g)	The stylized logos set forth on schedule 1.1 (collectively, the “Stylized Marks”);

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(h)

All Intellectual Property, including but not limited to the Websites, Content, Word Marks, WP Suite, Software, Stylized Marks (“Seller Intellectual Property”). For the purpose of this Agreement “Intellectual Property” means any and all of the following related to the Business in any jurisdiction throughout the world: (i) trademarks, service marks, brands, logos, trade dress and trade names, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing; (ii) copyrights, copyrightable works and works of authorship, including all applications and registrations related to the foregoing; (iii) trade secrets and confidential or proprietary information or know-how; (iv) patents and patent applications; (v) websites, internet domain names, social media accounts or user names/handles, social media pages, affiliate program accounts, and all content and data thereon or relating thereto, including, but not limited to, image files and raw files, banners, product images, and logos; (vi) computer programs and software, operating systems, applications, firmware and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications and other related documentation; (vii) data, databases and email lists; (vii) other intellectual property and related proprietary rights, interests and protections (including all rights to sue and recover and retain damages, costs and attorneys' fees for past, present and future infringement and any other rights relating to any of the foregoing) and (viii) any and all goodwill associated or existing in connection with the foregoing;

(i)	The accounts identified on Schedule 1.1;
(j)	All customer information;
(k)	All rights and interest in and to any contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement;
(l)	All databases related to or used in the Business;
(m)	All phone numbers related to or used in the Business;
(n)	All prepaid expenses, credits, advance payments, security, deposits, charges, sums and fees; and
(o)	Any and all goodwill associated with the Acquired Assets and Business.

1.2  Certain Assets Excluded. Excluded from the assets to be sold to the Buyer are those items set forth on Schedule 1.2 (“Excluded Assets”).

1.3  Liabilities Not Assumed. The Buyer shall not assume any liabilities or obligations of the Seller of any kind, whether known or unknown, contingent, matured or otherwise, whether currently existing or hereinafter created (“Liabilities”).

1.4  Purchase Price. The purchase price for the Acquired Assets is US$1,290,000.00 plus the Earn-out Payments ("Purchase Price") that shall be paid as follows:

(a)	US$1,250,000.00 via electronic fund transfer through the Escrow Agent (“Closing Cash”) that shall be paid to the Seller in accordance with Article IV; and
(b)

US$40,000.00 via the promissory made by the Buyer (“Promissory Note”) that shall be paid to the Seller after performance by the Seller and the Independent Contractors (as defined below) of their obligations under Section 5.7.

1.5  Earn-out Payments. Upon completion of the Closing and within three (3) years thereafter ("Earn-out Period"), the Seller shall be eligible for two additional cash payments (together, the “Earn-out Payments”) in accordance with this Section 1.5.

(a)

If in any calendar month, the monthly gross revenue generated by the Business is US$47,500.00 or more, then the Buyer shall pay the Seller a one-time payment of US$30,000.00 (“Earn-out Payment 1”), payable within thirty days of the Earn-out Payment 1 being earned.

(b)

If in any calendar month, the monthly gross revenue generated by the Business is US$52,000.00 or more, then the Buyer shall pay the Seller a one-time payment of US$30,000.00 (“Earn-out Payment 2”), payable within thirty days of the Earn-out Payment 2 being earned.

For the proper calculation by the Seller and the Buyer of achievement of the goals indicated in subsections (a) and (b) of this Section 1.5 by the Business, during the Earn-out Period no later than 10th day of each month (starting from the month following the month of completion of the Migration Process), the Buyer shall deliver to the Seller a copy of the monthly accounts of the Business (and if not included in those accounts, the individual profit and loss account and cash flow statement of the Business) for the previous financial month.

1.6 AllocationofPurchasePrice. After the Closing, the Buyer shall prepare an allocation of the Purchase Price among the Acquired Assets as of the Closing Date in accordance with Section 1060 of the Code and the Treasury Regulations thereunder, which allocation shall be binding on the Seller, provided that the Seller shall have the right to review and comment on such allocation and the Buyer shall consider any such comments in good faith. The Buyer and the Seller shall file all tax returns and like items (including IRS Form 8594) in a manner that is consistent with the Purchase Price allocation as determined pursuant to this Section 1.6.

II. REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer that:

2.1  No Violation. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby is prohibited by, or requires the Seller to obtain any consent, authorization or approval or registration under, or gives any person the right to accelerate the performance of any obligation under (a) any agreement or commitment to which the Seller is bound, (b) any agreement, understanding or commitment relating to any bank or other institutional loans or indebtedness of the Seller, or (c) any judgment, decree, order, regulation or rule of any court or governmental authority, or any statute or law applicable to the Seller.

2.2 Taxes.  The Seller has duly filed all tax reports and returns which are required to be filed by the Seller. The Seller has fully paid or provided for all taxes, charges, interest and penalties due or claimed to be due with respect to the Seller by all taxing authorities. There are no tax liens upon any of the Acquired Assets and there are no unpaid taxes which are or could become a lien on the Acquired Assets. There are no ongoing audits of any tax returns filed by the Seller.

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2.3  Title; Sufficiency of Assets. The Seller has good and marketable title to all of the Acquired Assets, free and clear of all liens, mortgages, pledges, encumbrances, security interests, conditional sales agreements, or charges of any kind or character. The Acquired Assets constitute all the assets used in the operation of the Business and are sufficient for the Buyer to operate the Business in the manner it was conducted prior to the Closing. The Seller directly owns all the Acquired Assets personally.

2.4 Intellectual Property. The Seller owns or has the right to use all the Intellectual Property necessary or prudent for the operation of the Business as presently conducted. Each item of the Intellectual Property owned, licensed or used by the Seller prior to the Closing will be owned, licensed or available for use by the Buyer on identical terms and conditions immediately following the Closing. All active registrations relating to the Seller’s trademarks related to the Business are in good standing, valid, subsisting and in full force and effect in accordance with their terms. None of the Seller Intellectual Property is being infringed or otherwise violated by any person or entity. There is no litigation, proceeding, or any claim pending or threatened against the Seller concerning any of the Intellectual Property used by the Business. Conduct of the Business as currently and formerly conducted, including the use of the Intellectual Property in connection therewith, and the products, processes, and services of the Business have not infringed, misappropriated, or otherwise violated, and will not infringe, misappropriate or otherwise violate, the Intellectual Property or other rights of any third party. No portion of the Seller Intellectual Property uses, calls, incorporates, interacts with, is a derivative of, or has embedded in it any source, object or other software code that is subject to an “open source,” “copyleft,” or other similar type of license (including any GNU General Public License, Library General Public License, Lesser General Public License, Mozilla License, Berkeley Software Distribution License, Open Source Initiative License, MIT, Apache, Reciprocal Public License, Academic Free License, Common Public Attribution License, Public Domain licenses and the like) (each an “Open Source License”) in a manner that (i) requires the Seller to disclose to any third party any source code of the Seller; (ii) requires the Seller to license a third party to create any derivative work based on any part of the Seller Intellectual Property; (iii) requires the Seller to license a third party to distribute or redistribute any part of the Seller Intellectual Property; or (iv) requires the grant of any patent rights. The Seller has complied with all contractual obligations to display any attribution or proprietary rights notices of the licensor for any software licensed under an Open Source License or other third party software that is used in, called by, interacts with, or incorporated into any part of the Seller Intellectual Property.

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2.5 Data Privacy. True and correct copies of the current and all prior privacy policies of the Business have been provided to Buyer (the “Privacy Policies”). The Privacy Policies comply with all applicable laws and the Seller has at all times made all disclosures to users or customers required by applicable law, and none of such disclosures made or contained in any such privacy policy or in any such materials have been inaccurate, misleading or deceptive or in violation of any applicable law. The Seller has not collected, retained, or used any personally identifiable information other than as permitted by all applicable laws and regulations. The collection, use, transfer, import, export, storage, disposal, and disclosure by the Seller of personally identifiable information, or other information relating to persons protected by law, has not violated any applicable law relating to data collection, use, privacy, or protection (including any requirement arising under any law and its foreign counterparts) (collectively, “Data Laws”). The Seller has at all times complied with, and is presently in compliance with, its Privacy Policies, which policies comply in all material respects with all Data Laws, and the Seller has at all times complied with, and is presently in compliance with the Privacy Policies of third parties that are applicable to it. The transactions contemplated by this Agreement will not result in the violation of any Data Laws, or the Privacy Policies or other applicable law. There is no action against or threatened against the Seller by any governmental authority or by any person respecting the collection, use, transfer, import, export, storage, disposal, and disclosure of personal information by any person in connection with the Seller, and there have been no security breaches compromising the confidentiality or integrity of such personal information.

2.6 Contracts. True and complete copies, as of the Closing Date, of each contract and other agreement that the Seller is a party to and which pertain to the Business have been provided to the Buyer. No event has occurred, or circumstances exist which, with the delivery of notice, passage of time or both, would constitute a material breach or default under such contracts and agreements by the Seller. Each of said contracts and agreements are valid, binding, and enforceable, with no defenses or offset rights of the contract/agreement party known to the Seller as to payment in full of any amounts owed the Seller. The Seller has obtained, or will obtain prior to the Closing, all necessary consents, waivers and approvals of parties to any contract or agreement as are required thereunder in connection with the Closing, or for any such contract or agreement to remain in full force and effect without limitation, modification or alteration within ninety (90) calendar days after the Closing.

2.7 WordPressAgreements. As of the date of this Agreement, no event has occurred, or circumstances which exist which, with the delivery of notice, passage of time or both, would constitute a breach, default or violation of the WordPress.org Plugin API, WordPress Plugin Directory, Plugin Developer Handbook, Terms of Service, or any other agreements with WordPress.com, WordPress.org and/or their affiliates that the Seller is subject to (“WordPress Agreements”). As of the date of this Agreement, the Seller has not received any notifications that it was, or may be, in violation of any of the WordPress Agreements. The Seller is in compliance with, and in good standing under, the WordPress Agreements, the operation of the Business complies with the terms of the WordPress Agreements and the operation of the Business by the Buyer in the manner that it was conducted prior to the Closing will not cause the Buyer to be in breach of any of the WordPress Agreements.

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2.8 Litigation. There is no action, suit, investigation or other proceeding pending or, to the knowledge of the Seller, threatened against or involving the Seller, the Business or the Acquired Assets before any court, administrative agency or other governmental or arbitral body; furthermore, the Seller has not previously been a party, or threatened to become a party, to any such action, suit, investigation or other proceeding and the Seller does not know of any material basis for any such action, suit, investigation or other proceeding. No unsatisfied judgment, order, writ, injunction, decree or assessment or other command of any court or any federal, state, local, foreign or other governmental department, commission, board, bureau, agency or instrumentality has been entered against or served upon the Seller. There is no action, proceeding or investigation pending, or to the knowledge of the Seller, threatened, which questions or challenges the validity of this Agreement or any of the transactions contemplated by this Agreement or otherwise seeks to prevent or have the effect of preventing the consummation of the transactions contemplated hereby. The Seller is not aware of any violation, and has received no notice of any violation of any, federal, state, foreign or local statute, law, ordinance, rule, regulation, order or directive with respect to the employment of individuals by, or the employment practices of the Seller.

2.9 Financial Statements. The Seller has delivered true and correct statements of cash flows, income and balance sheets for itself. Said financial statements present fairly the assets, liabilities and financial condition of the Seller as of such dates and the results of operations of the Seller for such period as they are applicable to. Said financial statements are consistent with the books and records of the Seller. In addition to the foregoing, all other financial information concerning the Business that Seller has provided to the Buyer is true and correct in all material respects.

2.10 Legal Compliance. The Seller has complied, and is now complying, with all laws and regulations (federal, state, local or otherwise) applicable to the Business or the ownership and use of the Acquired Assets.

2.11 Employees; Independent Contractors. The Seller never had and as of the date hereof has no employees. The Seller is not delinquent in the payment of and has not otherwise failed to pay any amounts due and owing to any current or former independent contractor. The Seller has obtained written agreements from all independent contractors performing development and design services to the Seller in connection with the Business that provide that all work created by them, and any intellectual property and goodwill created in connection therewith, is owned by, and the property of, the Seller.

2.12 MaterialAdverseEffect. As of June 1, 2022, there has been no Material Adverse Effect. For the purpose of this Agreement “Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the Business, results of operations, condition (financial or otherwise) or assets of the Business, (b) the value of the Acquired Assets; (c) the ability of the Seller to consummate the transactions contemplated hereunder on a timely basis, or (d) the ability of the Buyer to continue the operation of the Business in the ordinary course following the Closing.

2.13 Full Disclosure. The Seller has not withheld from the Buyer any material facts relating to the assets, properties, Liabilities, business operations, financial conditions, results of operations or prospects of the Business. None of the representations and warranties in this Agreement and none of the information contained in any instrument delivered in connection with the transactions contemplated hereunder contains any untrue statement or omits to state a material fact necessary to make the statements herein or therein not misleading.

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III. REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller that:

3.1 Organization. The Buyer is a limited liability company validly existing under the laws of the State of Delaware.

3.2 Legal,ValidandBindingAgreement. All action of the Buyer necessary to authorize the execution and delivery of this Agreement and the instruments to be executed and delivered pursuant thereto and to consummate the transactions contemplated hereby has been properly taken. Upon execution and delivery, this Agreement will constitute a legal, valid and binding agreement of the Buyer.

3.3 NoViolation. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby is prohibited by, or requires the Buyer to obtain any consent, authorization or approval or registration under or gives any person the rightto accelerate the performance of any obligation under (a) any term or provision of the Articles of Organization or the Operating Agreement of the Buyer, (b) any agreement or commitment to which the Buyer is bound, any agreement, understanding or commitment relating to any bank or other institutional loans or indebtedness of the Buyer, or (d) any judgment, decree, order, regulation or rule of any court or governmental authority, or any statute or law applicable to the Buyer.

IV. CLOSING

4.1 Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place by means of the following (completed in the following order and promptly in succession to one another): (1) electronic exchange of the Closing Deliverables, (2) delivery of the Closing Cash by the Buyer to the Escrow Agent, (3) completion of the Migration Process, and (4) the release of the Closing Cash by Escrow Agent to Seller. The Closing shall be deemed effective as of 12:01 A.M. Eastern Time on the day that the exchange of the Closing Deliverables occurs (“Closing Date”), subject to termination that can occur during the Migration Process. The Buyer shall be granted full title to the Acquired Assets as of the Closing Date.

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4.2 Migration Process. After (a) the exchange of executed Closing Deliverables, and (b) the Escrow Agent’s written confirmation of receipt of the Closing Cash, the process to transfer the Acquired Assets to the Buyer will commence (“Migration Process”). The parties agree to work together in good faith and provide their best efforts to transfer the Websites, WP Suite, Software and other Acquired Assets to the Buyer, which process shall include:

(i)	the provision from the Seller to the Buyer of all codes, passwords and logins necessary for operation of the Business,
(ii)	transfer of recurring billing for subscriptions of the Business,
(iii)	transfer of the Seller’s accounts listed on Schedule 1.1,
(iv)	and transfer of access to the Website’s administration software.

The Migration Process will be deemed completed upon the Buyer providing written confirmation to the Seller that the Buyer has, in its discretion, sufficient control of all of the Acquired Assets and no Material Adverse Effect has occurred in connection with the Acquired Assets or the Business during such transfer. Upon completion of the Migration Process, the Escrow Agent shall promptly release the Closing Cash to the Seller.

4.3 Termination of the Migration Process. Notwithstanding anything contained herein to the contrary, in the event the Migration Process is not completed within four (4) weeks from the commencement of the Closing, the Buyer or the Seller may execute a termination of this Agreement. Upon termination of this Agreement, the following shall occur (in the following order and promptly in succession to one another):

(a)	all the Acquired Assets are returned to the Seller’s control/custody,
(b)	the Escrow Agent returns the Closing Cash to the Buyer (or to the parties whom the Buyer directs) and
(c)	the Closing is deemed to have not occurred and the parties will have no further responsibilities to each other.

In the event the Seller disputes such termination, the Closing Cash shall remain in escrow until the Escrow Agent receives (i) joint written instructions from the Buyer and the Seller as to how to disburse the Closing Cash or (ii) a non-appealable order from a court of competent jurisdiction directing how the Closing Cash is to be disbursed, at which time the Escrow Agent shall act in accordance with such joint written instructions or order, as applicable.

4.4 Closing Deliverables. The Closing shall commence with the parties delivering the following items to each other (“Closing Deliverables”):

(i)	the Seller shall deliver to the Buyer:

(a)	a Bill of Sale in form and substance satisfactory to the Buyer and duly executed by the Seller transferring the Acquired Assets to Buyer;

(b)	an assignment of the Seller Intellectual Property in form and substance satisfactory to the Buyer and duly executed by the Seller;

(c)

independent contractor contracts with each of (i) Le thi Yen Nhi, (ii) Bui Le Hoai Linh, (iii) Nguyen The Anh, (iv) Huynh Van Dung, (v) Doan Thi Ngoc Nga, (vi) Vo Thi Quynh Oanh, (vii) Vo Vu Hoang Anh, (viii) Ho Kha Mung (collectively the “Independent Contractors”) in form and substance satisfactory to the Buyer and duly executed by each of the Independent Contractors; and

(d)	a duly executed by the Seller escrow agreement with Karp & Langerman, P.C. (“Escrow Agent”) acting as escrow agent thereunder (“Escrow Agreement”).

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(ii)	the Buyer shall deliver to Seller:

(a)	a Promissory Note duly executed by the Buyer;

(b)	countersigned agreements set forth in subsection (i) above that the Buyer is a party to; and

(c)	a Manager’s Consent from the Buyer authorizing the transactions contemplated hereunder.

V. COVENANTS AND AGREEMENTS

5.1 FurtherAssurances. After the Closing, each of the parties hereto agrees to take whatever further action is necessary and to execute whatever further documents, instruments of assignment, transfer, conveyance or authorization and agreements as may be reasonably requested by the other in order to fulfill the purposes and the intent of this Agreement.

5.2 Confidentiality. The Seller will hold any information regarding this Agreement, the Buyer, and all confidential and/or proprietary information relating to the Business, Acquired Assets and the transactions contemplated hereby in strict confidence and will not divulge any such information to any third person (other than professional advisers), unless required by applicable law. The Seller may not disclose any information regarding the amount, form, timing or structure of the consideration received or paid hereunder without the consent of the Buyer, other than to the parties’ professional advisors. The Seller agrees that all information in its possession about the Business and Acquired Assets shall constitute confidential information belonging to the Buyer and shall, from and after the Closing Date, be kept in strict confidence by the Seller.

5.3 Non-Compete. For a period of three (3) years commencing on the Closing Date (the “Restricted Period”), the Seller shall not: (i) directly or indirectly worldwide engage in, or assist others in engaging in, the provision of (a) optimization, customization, privacy and security services for WordPress websites, (b) optimization, customization, privacy or security WordPress plugin software, or (c) any other services or software that is competitive with the Business (collectively the “Restricted Business”); (ii) have any interest in any third-party that engages directly or indirectly in the Restricted Business in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) cause, induce or encourage any material actual or prospective client, customer, supplier, user or licensor of the Business, or any other party who has a material business or user relationship with the Business, to terminate or modify any such actual or prospective relationship. The Seller acknowledges that the type and period of restriction imposed by this Section 5.3 are fair and reasonable and are reasonably required for the protection of the legitimate business interests of the Buyer, and that the time, scope and geographic area are given as an integral part of the transactions contemplated hereunder. If any of the covenants in this Section 5.3, or any part hereof, are hereafter construed to be invalid or unenforceable, the same shall not affect the remainder of the covenant or covenants herein. In the event that any covenant contained in this Section 5.3 shall be determined to be unenforceable by reason of its extending for too great a period of time or over too great a geographical area or by reason of it being too extensive in any other respect, it shall be interpreted to extend only over the maximum period of time for which it may be enforceable and/or over the maximum geographical area as to which it may be enforceable and/or to the maximum extent in all other respects as to which it may be enforceable.

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5.4 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other like taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the documents to be delivered hereunder shall be borne and paid by the Seller when due. The Seller shall, at its own expense, timely file any tax return or other document with respect to such taxes or fees.

5.5 Incoming Payments; Bank Accounts; Revenue True-Up. From and after the Closing, if the Seller (or an affiliate) receives or collects any funds pertaining to the Business, the Seller will remit (or cause its affiliate to remit) such funds to the Buyer within thirty days after its receipt thereof. Seller will take all steps necessary to ensure that, following the Closing, all incoming payments with respect to the Business are no longer directed or routed to the bank accounts or possession of the Seller but rather are directed or routed directly to a bank account designated by the Buyer. For the avoidance of doubt, the Seller will take all steps necessary to satisfy any late fees or charges incurred any credit card account of the Seller which relate to the pre-Closing conduct of the Seller but are incurred following the Closing Date.

5.6 Independent Contractors. The Seller shall pay all independent contractors through and including the day of Closing.

5.7 TransitionPeriod.

(a) For the initial ninety (90) days immediately following the day the Migration Process is completed (“Initial Transition Period”), the Seller shall (i) procure that the Independent Contractors (under the independent contractor contracts referred to in Section 4.4(i)(c) executed with the Buyer) shall assist the Buyer on a part-time basis, and (ii) assist the Buyer on a part-time basis comprising not more than seven hours per week with the operation and transition of the Business in accordance with the reasonable instructions of the Buyer, which shall include, but not be limited to , continuing to run the Business in the normal and regular manner as it was conducted prior to the Closing, managing the Independent Contractors of the Business and providing transition assistance to the Buyer in the form of training, email support, phone support, chat support and Skype, Google, FaceTime or Zoom Video calls. The Seller shall also assist the Independent Contractors with respect to transferring subscription billing to account(s) designated by the Buyer.

(b) In the event of Seller’s breach of this Section 5.7(a), the Buyer’s damages shall include the cost incurred by the Buyer to hire consultants to provide the services that should have been provided by the Seller and/or the Independent Contractors during the Initial Transition Period and such the Buyer’s damages may be setoff against payments due to the Seller under the Promissory Note.

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VI. SURVIVAL AND INDEMNIFICATION

6.1  Survival and Limitations. Subject to the limitations set forth in this Article VI, the representations and warranties of the Seller contained in this Agreement, all of which are made jointly and severally, shall survive the Closing Date for a period of three (3) years. All covenants and agreements of the parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

6.2  Indemnification by the Seller. From and after the Closing Date, the Seller will indemnify, defend and hold harmless the Buyer, and its officers and members (each a “Buyer Indemnitee”), from and against any claims, demands, suits, proceedings, judgments, losses, liabilities, damages, taxes, costs, and expenses of every kind and nature (including reasonable attorneys’ fees) (collectively, “Losses”) that a Buyer Indemnitee may suffer, sustain or become subject to based upon, arising out of, with respect to or by reason of:

(a)	any violation, contravention or breach of any covenant, agreement or obligation of the Seller pursuant to this Agreement;

(b)	any inaccuracy, breach, or misrepresentation in any representation or warranty of the Seller contained in this Agreement;

(c)	fraud or willful misrepresentation by Seller in connection with this Agreement and the transactions contemplated hereby;

(d)	any and all taxes of the Seller for all periods ending on or before the Closing Date;

(e)	all Liabilities as defined in Section 1.3; and/or

(f)	the conduct of the Business or ownership or use of the Acquired Assets prior to the Closing Date.

6.3  Notice of Matters Involving Third Parties. Promptly after receipt by a Buyer Indemnitee or Seller Indemnitee (in each case, an “Indemnitee”) of notice of the commencement of any claim by a third party against it, such Indemnitee will give prompt notice to the Seller or Buyer, as applicable in each case (collectively the “Indemnifying Party”) of the commencement of such claim, but the failure to notify the Seller will not relieve the Seller of any liability that it may have to any Buyer Indemnitee, except to the extent that the Seller demonstrates that the defense of such proceeding is materially prejudiced by the Buyer Indemnitee’s failure to give such notice.

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6.4 DefenseofMattersInvolvingThirdParties. If any such claim is brought against an Indemnitee, the Indemnifying Party will be entitled to participate in such third-party claim and, to the extent that it desires, to assume the defense of such third-party claim with counsel satisfactory to the Indemnitee unless (i) the Indemnifying Party is also a party to such third-party claim and the Indemnitee determines in good faith that joint representation would be inappropriate, or (ii) the Indemnifying Party fails to provide reasonable assurance to the Indemnitee of its financial capacity to defend such third-party claim and provide indemnification with respect to such third-party claim. After notice from the Indemnifying Party to the Indemnitee of its election to assume the defense of such third-party claim, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnitee for any fees of other counsel or any other expenses with respect to the defense of such third-party claim that are subsequently incurred by the Indemnitee in connection with the defense of such third-party claim, other than reasonable costs of investigation. If the Indemnifying Party assumes the defense of a third-party claim: (i) it will be deemed for purposes of this Agreement that the claims made in that third-party claim are within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the Indemnifying Party without Indemnitee’s consent unless (A) there is no finding or admission of any violation of laws or any violation of the rights of any person and no effect on any other claims that may be made against the Indemnitee, (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, and (C) the Indemnitee is fully released from such claim; and (iii) the Indemnitee will have no liability with respect to any compromise or settlement of such claims effected without its consent, not to be unreasonably withheld or delayed.

6.5 Direct Claims. Any claim by an Indemnitee for Losses which do not result from third party claims shall be asserted by the Indemnitee giving the Indemnifying Party reasonably prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnitee shall describe the claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnitee. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such claim. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have accepted such claim, in which case the Indemnitee shall be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Agreement.

6.6 Setoff. Any indemnification for Losses to which any Buyer Indemnitee is entitled to under this Agreement may be setoff by the Buyer, in its sole discretion, against any payment due or owing to the Seller under this Agreement.

6.7. Limitation of the Seller’s liability. In no event will the Seller be liable to the Buyer and/or a Buyer Indemnitee in contract, tort or otherwise with respect to any indirect, consequential, special, exemplary or incidental damages arising from or relating to this Agreement other than the Seller’s actual fraud. In addition, in no event will the Seller be liable to the Buyer and/or a Buyer Indemnitee unless and until the aggregate amount of damages for which the Seller is obligated to indemnify the Buyer and/or a Buyer Indemnitee pursuant to this Agreement exceeds the sum of US$20,000.00 (“Basket”), in which case the Losses shall be recoverable from the first dollar without taking into account the Basket. The total maximum aggregate liability of the Seller in respect of all claims under this Agreement shall not exceed the amount of the Purchase Price actually received by the Seller, except there shall be no limitation on damages arising from Seller’s fraud.

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6.8. Indemnification by the Buyer. The Buyer will indemnify, defend and hold harmless the Seller (“Seller Indemnitee”) from and against any Losses that the Seller may suffer, sustain or become subject to based upon, arising out of, with respect to or by reason of:

(a)	any violation, contravention or breach of any covenant, agreement or obligation of the Buyer pursuant to this Agreement;

(b)	any inaccuracy, breach, or misrepresentation in any representation or warranty of the Buyer contained in this Agreement;

(c)	fraud or willful misrepresentation by the Buyer in connection with this Agreement and the transactions contemplated hereby;

(d)	any and all taxes of the Buyer accruing on or after the Closing Date; and

(e)	the conduct of the Business or ownership or use of the Acquired Assets starting from and after completion of the Migration Process.

VII. GENERAL PROVISIONS

7.1  Notices. All notices and other communications given pursuant to this Agreement shall be deemed to have been properly given or delivered if hand delivered or if mailed, by certified mail, postage prepaid, addressed to the appropriate party at the addresses set forth at the beginning of this Agreement. Any party may, from time to time designate by written notice pursuant to this Section 7.1 any other address or party to which such notice or communication or copies thereof shall be sent.

7.2  Expenses; Tax Liability. The Buyer and Seller shall each bear their own expenses incurred in connection with this transaction. Escrow fees as well as any other fees and costs incurred by the Seller and the Buyer in connection with engagement of the Escrow Agent will be shared equally between the Buyer and the Seller.

7.3  Binding Effect. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, legal representatives, heirs and assigns.

7.4  Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto, and supersedes any prior agreements or understandings, whether oral or written, between the parties hereto with respect to the subject matter hereof. This Agreement may not be terminated, modified or amended orally or by any course of conduct or usage of trade but only by an agreement in writing duly executed by the parties hereto. This Agreement may be executed simultaneously or in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

7.5 Legal Fees. In the event that any party institutes any legal suit, action, claim or proceeding, including arbitration, against the other party arising out of or relating to this Agreement, the prevailing party in the suit, action, claim or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action, or proceeding, including reasonable attorneys’ fees and expenses and court costs.

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7.6 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement or the application of any such provision to any person or circumstance is held to be prohibited by, illegal or unenforceable under applicable law or rule in any respect by a court of competent jurisdiction, such provision will be ineffective only to the extent of such prohibition, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

7.7 Counterparts; Electronic Signature. This Agreement may be signed in two or more counterparts each of which shall be considered an original. This Agreement may be signed electronically.

7.8 GoverningLaw. This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. The parties submit to the exclusive jurisdiction of the courts of Delaware and of the United States of America located in such state for any legal proceeding arising out of or relating to this Agreement.

[SIGNATURE PAGE FOLLOWS]

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The parties have executed this Agreement as the date first set forth above.

SELLER:

Hoang Huu Thinh, an individual

BUYER:

ONFOLIO, LLC

By:
DOMINIC WELLS, CEO

[Signature page to Asset Purchase Agreement]

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Schedule 1.1

Domain Names

https://wordpress.org/plugins/prevent-direct-access/

 https://wordpress.org/plugins/password-protect-page/

pda.gold

ppwp.pro

preventdirectaccess.com

 passwordprotectwp.com

 https://codewpress.com

Stylized Mark

WP Suite Logos

Accounts

SendOwl

Internal License Application

GetResponse

WordPress Custom Themes

 AWS (2 accounts)

Tidio Chat

 CircleCI

OpalStack hosting

 Facebook page

Twitter

YouTube

 Pinterest PayPal

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Schedule 1.2

Excluded Assets

Rights and interests to all effective contracts between the Seller and the Independent Contractors

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Signature Certificate

Reference number: 8MSFZ-WSGAS-HBMDE-7WQJQ

Signer	Timestamp	Signature
Hoang Huu Thinh Email: hoanghuuthinh@gmail.com		 Hoang Huu Thinh
Sent:	30 Sep 2022 04:16:56 UTC	
Viewed:	30 Sep 2022 06:33:18 UTC	
Signed:	30 Sep 2022 14:52:02 UTC	
Recipient Verification:		IP address: 117.3.38.118
✓Email verified	30 Sep 2022 06:33:18 UTC	Location: Da Nang, Vietnam
Dominic Wells Email: dom@onfolio.com		
Sent:	30 Sep 2022 04:16:56 UTC	
Viewed:	02 Oct 2022 03:04:16 UTC	
Signed:	02 Oct 2022 03:04:37 UTC	
Recipient Verification:		IP address: 123.195.206.165
✓Email verified	02 Oct 2022 03:04:16 UTC	Location: Taipei, Taiwan

Document completed by all parties on:
02 Oct 2022 03:04:37 UTC

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